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Andrew Hulsh

hulsha@pepperlaw.com

April 26, 2017

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Sito Mobile Ltd.

PREC14A Amendment No. 1 filed on April 21, 2017

Filed by Stephen D. Baksa, Thomas Candelaria et al File No. 1-37535

Dear Ms. Chalk:

Reference is made to the above-referenced amended preliminary Consent Solicitation Statement (File No. 1-37535) (the “Amended Consent Solicitation Statement”) filed on April 21, 2017 by Stephen D. Baksa (“Mr. Baksa”), Thomas Candelaria (“Mr. Candelaria”), Michael Durden, ltzhak Fisher, Thomas J. Pallack, Matthew Stecker and Mr. Thomas Thekkethala (collectively, the “Nominating Persons”) with the United States Securities and Exchange Commission (the “Commission”) in connection with our solicitation of written consents from the holders of shares of common stock of SITO Mobile, Ltd., a Delaware corporation (the “Company”).

This letter is being furnished to you on behalf of the Nominating Persons in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Commission to the Consent Solicitation Statement, as set forth in your letter dated April 25, 2017 (the “Comment Letter”), to Andrew Hulsh of Pepper Hamilton LLP, counsel to Mr. Baksa. For convenience of reference, the comments contained in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and are followed by the response of the Nominating Persons. Contemporaneous with this submission, the Nominating Persons are filing a second amended preliminary consent solicitation statement (the “Second Amended Preliminary Consent Solicitation Statement”) reflecting the responses of the Nominating Persons below.

Philadelphia	Boston	Washington, D.C.		Los Angeles	New York	Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

Christina Chalk

April 26, 2017

PREC14A filed April 21, 2017

General

1.	The revised proxy statement is mistagged on EDGAR. Future revised proxy statements should be tagged “PRRN14A.” Please confirm your understanding.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have corrected the EDGAR tag of the Second Amended Preliminary Consent Statement accordingly.

Background of the Consent Solicitation, page 8

2.	We note your new disclosure about a consulting agreement between nominee Mr. Durden’s company (Barrington Advisory Group, LLC) and SITO Mobile entered into on January 15, 2017. Summarize the terms of the agreement, including the term, services to be provided, amount of any payments to date and the anticipated value of the contract. Discuss any conflicts if Mr. Durden is elected as a director of the Company pursuant to your consent solicitation. See Item 5 of Schedule 14A.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have provided additional disclosure regarding the Consulting Agreement between the Company and Barrington Advisory Group, LLC in the section entitled “Background of the Consent Solicitation” beginning on page 8 of the Second Amended Preliminary Consent Statement accordingly. The Second Amended Preliminary Consent Statement has been revised to disclose that Mr. Durden was informed by the Company on April 18, 2017, that such consulting agreement has been terminated and Mr. Durden does not intend to provide consulting services upon election as a director. As such, the Nominating Persons do not believe that the consulting agreement will pose any conflict for Mr. Durden upon his election as a director.

3.	This section should summarize the contacts between participants in this solicitation and the Company leading up to this contest. In this regard, it is our understanding that Mr. Thekkethala was in contact with Mr. Rory O’Connell, as well as a major shareholder of the Company, in March 2017. Please disclose and describe the nature of these contacts.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have provided additional disclosure regarding contacts between participants in the Consent Solicitation and the Company leading up to the Consent Solicitation in the section entitled “Background of the Consent Solicitation” beginning on page 8 of the Second Amended Preliminary Consent Statement accordingly. The Second Amended Preliminary Consent Statement now reflects that when

Christina Chalk

April 26, 2017

Mr. Thekkethala met with the Company’s management on March 31, 2017, the topics discussed were limited to potential operational opportunities for cooperation between Evolving Systems, Inc. and the Company. The Second Amended Preliminary Consent Statement also provides that, while the meeting was facilitated by an introduction from Mr. Julian Singer (a member of the board of directors of Evolving Systems, Inc. and the son of Karen Singer, an investor who owns approximately 10.2% of the outstanding common stock of the Company, based on disclosure on Schedule 13D filed by Ms. Singer on April 3, 2017), at that time, Mr. Thekkethala had no knowledge of the existence of the Consent Solicitation and had not been asked to participate in the Consent Solicitation as a Nominee or otherwise. In addition, the Second Amended Preliminary Consent Statement provides, for the avoidance of doubt, that at no time has any Nominee or the Nominating Shareholders had any agreements or understandings with either Karen Singer, Julian Singer or any of their respective immediate families or close business affiliates to act together for the purpose of holding, voting, or disposing of equity securities of the Company.

* * *

The Nominating Persons acknowledge that:

•              they are is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 808-2741.

Respectfully,

/s/ Andrew Hulsh

Andrew Hulsh
Partner